Mail Stop 4561

      							November 9, 2005

Via U.S. Mail and Fax (713) 866-6049
Mr. Stephen C. Richter
Executive Vice President and Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

	RE:	Weingarten Realty Investors
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 1-09876

Dear Mr. Richter:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 2.  Newly Adopted Accounting Pronouncements, page 40

1. Although you have determined that you are not required to consolidate any additional existing entities under FIN 46(R), please clarify whether you are involved in any variable interest entities, and if so, discuss the results of the primary beneficiary analysis.
If you are involved in any variable interest entities, tell us how you have considered the disclosure provisions of FIN 46(R).

Note 14.  Commitments and Contingencies, page 48

2. Please clarify the terms of the agreements that allow the outside limited partners in the ventures using the DownREIT structure to put their interests to the partnership, including how the purchase price would be determined and the comparison of that price to fair value.
Also explain how you have considered paragraph 26 of SFAS 66 in determining how to account for the purchase feature and original sale transaction if applicable.


*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

							Sincerely,



							Linda van Doorn
							Senior Assistant Chief
Accountant


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Mr. Stephen C. Richter
Weingarten Realty Investors.
November 9, 2005
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